Section

JUN 3 0 2008

Washington, DC
101

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
[redacted]
USA

08003589

| | |
|---|---|
| Ext: | 020 7695 6378 |
| Fax: | 020 7695 6378 |
| Date: | 23 June 2008 |

SUPPL

Dear Sir

J Sainsbury Announces: Director/PDMR Shareholding.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 23 June 2008.

Yours sincerely

pp

**Hazel Jarvis**
Deputy Secretary

Enc

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

7/7

23 June 2008

## Share awards

This disclosure has been made in accordance with Disclosure Rule 3.1.4. of the Disclosure Rules.

The following awards have been made under the J Sainsbury plc Deferred Bonus Plan 2006:

### Board Directors

| Name | Date of Grant | Deferred Bonus Share Award (1) | Maximum Matching Share Award (2) | First Exercise Date (3) | Last Exercise Date |
|---|---|---|---|---|---|
| Justin Matthew King | 20 June 2008 | 158,042 | 316,084 | May 2011 | May 2013 |
| Darren Mark Shapland | 20 June 2008 | 52,043 | 104,086 | May 2011 | May 2013 |
| Michael Andrew Coupe | 20 June 2008 | 18,292 | 36,584 | May 2011 | May 2013 |

### Key Management Personnel

| Name | Date of Grant | Deferred Bonus Share Award (1) | Maximum Matching Share Award (2) | First Exercise Date (3) | Last Exercise Date |
|---|---|---|---|---|---|
| Angela Morrison | 20 June 2008 | 5,447 | 10,894 | May 2011 | May 2013 |
| John Rogers | 20 June 2008 | 7,513 | 15,026 | May 2011 | May 2013 |

(1) Deferred Share Award has been allocated by Computershare Trustees (C.I.) Limited, the Company's Employee Share Ownership Trust to each participant at nil cost per ordinary share of 28 $\frac{4}{7}$ pence each.

(2) The maximum share award, is the maximum matching share award that would become exercisable provided that the Company achieves first position within the comparator group. The Company's relative performance is determined by reference to total shareholder return.

(3) Following the Preliminary Results announcement in 2011.

(4) Awards have been made over ordinary shares of 28 $\frac{4}{7}$ pence for nil consideration.



| **Enquiries:** | |
|---|---|
| **Investor Relations**<br>Elliot Jordan<br>+44 (0) 20 7695 4931 | Pip Wood<br>+44 (0) 20 7695 6127 |

23 June 2008

## Share awards

This disclosure has been made in accordance with Disclosure Rule 3.1.4. of the Disclosure Rules.

The following awards have been made under the J Sainsbury plc Deferred Bonus Plan 2006:

### Board Directors

| Name | Date of Grant | Deferred Bonus Share Award (1) | Maximum Matching Share Award (2) | First Exercise Date (3) | Last Exercise Date |
|---|---|---|---|---|---|
| Justin Matthew King | 20 June 2008 | 158,042 | 316,084 | May 2011 | May 2013 |
| Darren Mark Shapland | 20 June 2008 | 52,043 | 104,086 | May 2011 | May 2013 |
| Michael Andrew Coupe | 20 June 2008 | 18,292 | 36,584 | May 2011 | May 2013 |

### Key Management Personnel

| Name | Date of Grant | Deferred Bonus Share Award (1) | Maximum Matching Share Award (2) | First Exercise Date (3) | Last Exercise Date |
|---|---|---|---|---|---|
| Angela Morrison | 20 June 2008 | 5,447 | 10,894 | May 2011 | May 2013 |
| John Rogers | 20 June 2008 | 7,513 | 15,026 | May 2011 | May 2013 |

(1) Deferred Share Award has been allocated by Computershare Trustees (C.I.) Limited, the Company's Employee Share Ownership Trust to each participant at nil cost per ordinary share of 28 4/7 pence each.
(2) The maximum share award, is the maximum matching share award that would become exercisable provided that the Company achieves first position within the comparator group. The Company's relative performance is determined by reference to total shareholder return.
(3) Following the Preliminary Results announcement in 2011.
(4) Awards have been made over ordinary shares of 28 4/7 pence for nil consideration.

| **Enquiries:** | |
|---|---|
| **Investor Relations**<br>Elliot Jordan<br>+44 (0) 20 7695 4931 | Pip Wood<br>+44 (0) 20 7695 6127 |

23 June 2008

## Share awards

This disclosure has been made in accordance with Disclosure Rule 3.1.4. of the Disclosure Rules.

The following awards have been made under the J Sainsbury plc Deferred Bonus Plan 2006:

### Board Directors

| Name | Date of Grant | Deferred Bonus Share Award (1) | Maximum Matching Share Award (2) | First Exercise Date (3) | Last Exercise Date |
|---|---|---|---|---|---|
| Justin Matthew King | 20 June 2008 | 158,042 | 316,084 | May 2011 | May 2013 |
| Darren Mark Shapland | 20 June 2008 | 52,043 | 104,086 | May 2011 | May 2013 |
| Michael Andrew Coupe | 20 June 2008 | 18,292 | 36,584 | May 2011 | May 2013 |

### Key Management Personnel

| Name | Date of Grant | Deferred Bonus Share Award (1) | Maximum Matching Share Award (2) | First Exercise Date (3) | Last Exercise Date |
|---|---|---|---|---|---|
| Angela Morrison | 20 June 2008 | 5,447 | 10,894 | May 2011 | May 2013 |
| John Rogers | 20 June 2008 | 7,513 | 15,026 | May 2011 | May 2013 |

(1) Deferred Share Award has been allocated by Computershare Trustees (C.I.) Limited, the Company's Employee Share Ownership Trust to each participant at nil cost per ordinary share of 28 4/7 pence each.
(2) The maximum share award, is the maximum matching share award that would become exercisable provided that the Company achieves first position within the comparator group. The Company's relative performance is determined by reference to total shareholder return.
(3) Following the Preliminary Results announcement in 2011.
(4) Awards have been made over ordinary shares of 28 4/7 pence for nil consideration.


| **Enquiries:** | |
|---|---|
| **Investor Relations**<br>Elliot Jordan<br>+44 (0) 20 7695 4931 | Pip Wood<br>+44 (0) 20 7695 6127 |

23 June 2008

## Share awards

This disclosure has been made in accordance with Disclosure Rule 3.1.4. of the Disclosure Rules.

The following awards have been made under the J Sainsbury plc Deferred Bonus Plan 2006:

### Board Directors

| Name | Date of Grant | Deferred Bonus Share Award (1) | Maximum Matching Share Award (2) | First Exercise Date (3) | Last Exercise Date |
|---|---|---|---|---|---|
| Justin Matthew King | 20 June 2008 | 158,042 | 316,084 | May 2011 | May 2013 |
| Darren Mark Shapland | 20 June 2008 | 52,043 | 104,086 | May 2011 | May 2013 |
| Michael Andrew Coupe | 20 June 2008 | 18,292 | 36,584 | May 2011 | May 2013 |

### Key Management Personnel

| Name | Date of Grant | Deferred Bonus Share Award (1) | Maximum Matching Share Award (2) | First Exercise Date (3) | Last Exercise Date |
|---|---|---|---|---|---|
| Angela Morrison | 20 June 2008 | 5,447 | 10,894 | May 2011 | May 2013 |
| John Rogers | 20 June 2008 | 7,513 | 15,026 | May 2011 | May 2013 |

(1) Deferred Share Award has been allocated by Computershare Trustees (C.I.) Limited, the Company's Employee Share Ownership Trust to each participant at nil cost per ordinary share of 28 4/7 pence each.
(2) The maximum share award, is the maximum matching share award that would become exercisable provided that the Company achieves first position within the comparator group. The Company's relative performance is determined by reference to total shareholder return.
(3) Following the Preliminary Results announcement in 2011.
(4) Awards have been made over ordinary shares of 28 4/7 pence for nil consideration.

| **Enquiries:** | |
|---|---|
| **Investor Relations**<br>Elliot Jordan<br>+44 (0) 20 7695 4931 | Pip Wood<br>+44 (0) 20 7695 6127 |

23 June 2008

## Share awards

This disclosure has been made in accordance with Disclosure Rule 3.1.4. of the Disclosure Rules.

The following awards have been made under the J Sainsbury plc Deferred Bonus Plan 2006:

### Board Directors

| Name | Date of Grant | Deferred Bonus Share Award (1) | Maximum Matching Share Award (2) | First Exercise Date (3) | Last Exercise Date |
|---|---|---|---|---|---|
| Justin Matthew King | 20 June 2008 | 158,042 | 316,084 | May 2011 | May 2013 |
| Darren Mark Shapland | 20 June 2008 | 52,043 | 104,086 | May 2011 | May 2013 |
| Michael Andrew Coupe | 20 June 2008 | 18,292 | 36,584 | May 2011 | May 2013 |

### Key Management Personnel

| Name | Date of Grant | Deferred Bonus Share Award (1) | Maximum Matching Share Award (2) | First Exercise Date (3) | Last Exercise Date |
|---|---|---|---|---|---|
| Angela Morrison | 20 June 2008 | 5,447 | 10,894 | May 2011 | May 2013 |
| John Rogers | 20 June 2008 | 7,513 | 15,026 | May 2011 | May 2013 |

(1) Deferred Share Award has been allocated by Computershare Trustees (C.I.) Limited, the Company's Employee Share Ownership Trust to each participant at nil cost per ordinary share of 28 4/7 pence each.
(2) The maximum share award, is the maximum matching share award that would become exercisable provided that the Company achieves first position within the comparator group. The Company's relative performance is determined by reference to total shareholder return.
(3) Following the Preliminary Results announcement in 2011.
(4) Awards have been made over ordinary shares of 28 4/7 pence for nil consideration.


| Enquiries: | |
|---|---|
| **Investor Relations**<br>Elliot Jordan<br>+44 (0) 20 7695 4931 | Pip Wood<br>+44 (0) 20 7695 6127 |

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*
**J Sainsbury plc**

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

**(i)**

3. Name of *person discharging managerial* r*esponsibilities/director*
**Dido Harding**

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

8. State the nature of the transaction

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)

13. Price per *share* or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17. Date of grant
**20 June 2008**

18. Period during which or date on which it can be exercised
**The award will automatically be released on 20 June 2011.**

19. Total amount paid (if any) for grant of the option
**N/A**

20. Description of *shares* or debentures involved *(class* and number)
**Ordinary shares 28 4/7p each**

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
**Nil**

22. Total number of *shares* or debentures over which options held following notification
**Award of 42,980 Restricted Shares**

23. Any additional information

24. Name of contact and telephone number for queries
**Hazel Jarvis 0207 695 6378**

| |
|---|
| **Name and signature of duly authorised officer or *issuer* responsible for making notification** |
| **Hazel Jarvis** |
| **DATE OF NOTIFICATION 23 June 2008** |

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*
**J Sainsbury plc**

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

**(i)**

3. Name of *person discharging managerial* r*esponsibilities/director*
**Dido Harding**

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

8. State the nature of the transaction

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)

13. Price per *share* or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17. Date of grant
**20 June 2008**

18. Period during which or date on which it can be exercised
**The award will automatically be released on 20 June 2011.**

19. Total amount paid (if any) for grant of the option
**N/A**

20. Description of *shares* or debentures involved *(class* and number)
**Ordinary shares 28 4/7p each**

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
**Nil**

22. Total number of *shares* or debentures over which options held following notification
**Award of 42,980 Restricted Shares**

23. Any additional information

24. Name of contact and telephone number for queries
**Hazel Jarvis 0207 695 6378**

**Name and signature of duly authorised officer or *issuer* responsible for making notification**

**Hazel Jarvis**

**DATE OF NOTIFICATION 23 June 2008**

## NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
**J Sainsbury plc**

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

**(i)**

3. Name of *person discharging managerial responsibilities/director*
**Dido Harding**

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

8. State the nature of the transaction

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)

13. Price per *share* or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17. Date of grant
**20 June 2008**

18. Period during which or date on which it can be exercised
**The award will automatically be released on 20 June 2011.**

19. Total amount paid (if any) for grant of the option
**N/A**

20. Description of *shares* or debentures involved *(class* and number)
**Ordinary shares 28 4/7p each**

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
**Nil**

22. Total number of *shares* or debentures over which options held following notification
**Award of 42,980 Restricted Shares**

23. Any additional information

24. Name of contact and telephone number for queries
**Hazel Jarvis 0207 695 6378**

**Name and signature of duly authorised officer or *issuer* responsible for making notification**

**Hazel Jarvis**

**DATE OF NOTIFICATION 23 June 2008**

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

**J Sainsbury plc**

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

**(i)**

3. Name of *person discharging managerial* r*esponsibilities/director*

**Dido Harding**

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

8. State the nature of the transaction

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)

13. Price per *share* or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17. Date of grant
**20 June 2008**

18. Period during which or date on which it can be exercised
**The award will automatically be released on 20 June 2011.**

19. Total amount paid (if any) for grant of the option
**N/A**

20. Description of *shares* or debentures involved *(class* and number)
**Ordinary shares 28 4/7p each**

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
**Nil**

22. Total number of *shares* or debentures over which options held following notification
**Award of 42,980 Restricted Shares**

23. Any additional information

24. Name of contact and telephone number for queries
**Hazel Jarvis 0207 695 6378**

| |
|---|
| **Name and signature of duly authorised officer or *issuer* responsible for making notification** |
| **Hazel Jarvis** |
| **DATE OF NOTIFICATION 23 June 2008** |

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*
**J Sainsbury plc**

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

**(i)**

3. Name of *person discharging managerial* r*esponsibilities/director*
**Dido Harding**

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

8. State the nature of the transaction

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)

13. Price per *share* or value of transaction

END

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17. Date of grant
**20 June 2008**

18. Period during which or date on which it can be exercised
**The award will automatically be released on 20 June 2011.**

19. Total amount paid (if any) for grant of the option
**N/A**

20. Description of *shares* or debentures involved *(class* and number)
**Ordinary shares 28 4/7p each**

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
**Nil**

22. Total number of *shares* or debentures over which options held following notification
**Award of 42,980 Restricted Shares**

23. Any additional information

24. Name of contact and telephone number for queries
**Hazel Jarvis 0207 695 6378**

**Name and signature of duly authorised officer or *issuer* responsible for making notification**

**Hazel Jarvis**

**DATE OF NOTIFICATION 23 June 2008**

END